March 4, 2009

Via Electronic Filing: Label:corresp

Ms. Susan Block

Attorney-Advisor

U.S. Securities and Exchange Commission

Mail Stop 3561

Washington, D.C.  20549

Re:	J.B. Hunt Transport Services, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed February 29, 2008
Schedule 14A filed March 17, 2008
File No. 000-11757

Dear Ms. Block:

This letter is in response to your examination of our Form 10-K for the year ended December 31, 2007, our Schedule 14A filed on March 17, 2008, your letter dated December 31, 2008 and your subsequent letter dated February 9, 2009.

Your subsequent comment on the Schedule 14A has been duplicated for your convenience directly above our response.

Schedule 14A

Compensation Discussion and Analysis

Annual Bonus Award

Item 1.

Question:

While we note your response to our prior comments 6 and 7, the casual connection between disclosure of your EPS target and any competitive harm is not entirely clear.  If you believe that your EPS target may be omitted because of the risk of competitive harm, please provide additional detailed analysis in support of this conclusion.  We request that you address, with greater specificity, how disclosure of a performance target such as EPS might be expected to affect the particular business decisions of your competitors, and in so doing, place you at a competitive disadvantage.  Refer to Instruction 4 of Item 402(b) of Regulation S-K.

Response:

We are a public entity competing in an industry of over 300,000, mostly privately held, transportation companies. Experienced professionals in the transportation industry have very fluid career mobility.  Providing our EPS targets that are used to determine a major component of our compensation plan and philosophy gives a competitive advantage to our peers looking for high quality individuals to directly compete with our Company.  All salaried employees are on the same EPS bonus plan matrix.  This is by design to challenge and encourage these key employees to execute the strategic plans of the Company.  It also places a major component of their compensation at risk and aligned with the stockholders’ interests.  The total bonus plan payout earned for roughly 2,000 eligible employees in 2008 was approximately $9 million. The NEO’s earned only 3.6% of the total, or $322,000. Disclosing the projected EPS targets in advance with the corresponding payout matrix would allow our competitors to easily structure compensation programs to lure away the intellectual capital associated with these 2,000 key employees to the detriment of our stockholders.

Since deregulation of our industry in 1980, prices charged for our industry’s services have been the determining factor in selecting a transportation provider by the shipping community. While not unique to our industry, the rates charged to a customer are critical to the sustainability of a transportation company.  Disclosure of our rates, whether blatantly or discretely, gives our competitors the opportunity to poach business from our current customer base or lower their current rates to protect the business they believe we can poach from them.  Since most transportation companies have virtually identical cost structures; we, as a public company, would be subject to competitive harm if we were forced to project or preannounce our EPS targets to our mostly privately held competition.  Working backwards from EPS into the general cost structure will allow our competitors to determine with some certainty our planned average freight rates. Providing this information to those who are not required to reciprocate can inhibit our ability to compete head-to-head.

We already subject ourselves to more financial disclosure than our publicly held peers due to the proper disclosure of our four business segments.  As a result, our publicly held competitors have now entered into these businesses and yet apparently feel the proper disclosure rules for these business segments do not apply to their public filings.  Disclosure of our EPS targets, a critical component of our compensation plan, would further widen the gap of comparative disclosures to our peers.

We believe that the EPS reported for the prior year and the non-equity incentive awards disclosed in the Summary Compensation Table of the Proxy provide a sufficient illustration to our stockholders and security holders of the compensation earned due to the Company’s recent performance.  However, we will agree to disclose the range of EPS targets of the plan, the range of associated payouts of the plan and the actual EPS and payout percentages earned by the NEO’s for the prior fiscal year to further clarify the Summary Compensation Table amounts included in the Proxy Statement.

Sincerely,

/s/ Jerry W. Walton
Jerry W. Walton
Executive Vice President,
Finance and Administration and
Chief Financial Officer